Exhibit 99.8

March 1, 2012

Delphi Corporation

5725 Delphi Drive

Troy, MI 48098

Ladies and Gentlemen:

I am Deputy General Counsel to Delphi Corporation, a Delaware corporation (the “Company”), and the Company’s subsidiaries that guarantee the Notes (as defined below), and have acted as counsel in connection with the Company’s offer (the “Exchange Offer”) to exchange up to $500,000,000 aggregate principal amount of its 5.875% Senior Notes due 2019 (the “New 2019 Notes”) for any and all of the Company’s outstanding 5.875% Senior Notes due 2019 (the “Old 2019 Notes”) and to exchange up to $500,000,000 aggregate principal amount of the Company’s 6.125% Senior Notes due 2021 (the “New 2021 Notes” and together with the New 2019 Notes, the “New Notes”) for any and all of the Company’s outstanding 6.125% Senior Notes due 2021 (the “Old 2021 Notes” and together with the Old 2019 Notes, the “Old Notes” and together with the New Notes, the “Notes”) pursuant to a registration statement on Form S-4 under the Securities Act of 1933, as amended filed with the Securities and Exchange Commission on the date hereof. This opinion is furnished to you in connection therewith. The Old Notes are guaranteed, and the New Notes will be guaranteed, by each of the Guarantors (as defined below) pursuant to the terms of the Indenture (as defined below).

In connection with this opinion, I have examined or caused to be examined originals or copies, certified or otherwise identified to my satisfaction, of the following documents:

(1)	The Indenture dated as of May 17, 2011 (as supplemented as of the date hereof, the “Indenture”) among the Company, each of the guarantors party thereto (the “Guarantors”), Wilmington Trust Company, as trustee and Deutsche Bank Trust Company Americas, as registrar and paying agent;

(2)	The Articles of Organization of Delphi Global Real Estate Services, LLC (the “Michigan Guarantor”) issued by the Michigan Department of Energy, Labor and Economic Growth, Bureau of Commercial Services, on December 2, 2009;

(3)	The Limited Liability Company Operating Agreement of the Michigan Guarantor, dated as of December 2, 2009 (as amended by the First Amendment to the Limited Liability Company Operating Agreement, made as of April 22, 2010);

(4)	The Unanimous Written Consent of the Sole Member of the Michigan Guarantor, dated as of May 10, 2011; and

(5)	The good standing certificate of the Michigan Guarantor, issued by the Michigan Department of Energy, Labor and Economic Growth on March 1, 2012.

In addition, I have examined such other documents as I have deemed appropriate as the basis for the opinions hereinafter set forth.

Based on the foregoing, and subject to the qualifications, limitations and assumptions stated herein, in my opinion:

1. The Michigan Guarantor is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Michigan and has all requisite power and authority to carry on its business as now conducted and to own and lease its property.

2. The Michigan Guarantor has the limited liability company power to execute, deliver and perform the Indenture.

3. The execution and delivery by the Michigan Guarantor of the Indenture, and the performance by the Michigan Guarantor of the Indenture (a) have been duly authorized by all necessary limited liability company action on the part of the Michigan Guarantor and (b) do not violate (i) the Articles of Organization or the Limited Liability Company Operating Agreement of the Michigan Guarantor or (ii) Generally Applicable Law (as defined below).

The opinions set forth above are subject to the following qualifications and limitations:

(A) In all cases, I have assumed the genuineness of all signatures (other than those of the officers of the Michigan Guarantor on the Indenture), the authenticity of all documents submitted to me as originals, the conformity to authentic original documents of documents submitted to me as copies and the conformity to executed documents of those submitted as drafts. As to questions of fact material to this opinion, I have relied with your permission upon the accuracy of certificates and other comparable documents of appropriate officers and representatives of the Michigan Guarantor, and upon certificates of public officials. I have not undertaken any independent investigation of factual matters.

(B) In addition, in rendering the opinions set forth herein, except to the extent an opinion is specifically given above with respect to the Michigan Guarantor, I have assumed without investigation, with respect to all of the documents referred to in this letter and the transactions contemplated by the Indenture, that:

(i) Each party to such documents and transactions (other than the Michigan Guarantor) (1) has satisfied and will satisfy those legal requirements that are applicable to it to the extent necessary to make such documents valid and binding upon, and enforceable against, it and (2) has complied and will comply with all legal requirements pertaining to its status as such status relates to its rights to enter into, perform and enforce the documents;

(ii) Except as contemplated under the Indenture, the execution, delivery and performance of the Indenture by each of the parties thereto (other than the Michigan Guarantor) do not and will not (1) require any governmental approval or any other consent or approval, other than governmental approvals and other consents or approvals that have been obtained, are final and not subject to review or collateral attack and are in full force and effect, or (2) violate or conflict with, result in a breach of, or constitute a default under (A) any contract, agreement or instrument to which any of such parties may be bound or (B) any applicable law or regulation; and

(iii) The Indenture constitutes the valid and binding obligation of each party thereto (other than the Michigan Guarantor), enforceable against each such other party in accordance with its terms.

(C) I have assumed the legal capacity of all individuals that executed the Indenture.

(D) The opinions set forth herein are given as of the date hereof and are based upon the law (as such law is currently interpreted by regulations or published opinions) and the state of facts which exist as of the date of this opinion. The opinions in this opinion letter are based upon, and I express opinions only with respect to, the laws of the State of Michigan (without giving effect to the State of Michigan’s conflict of laws rules) as an attorney licensed only in Michigan exercising customary professional diligence would reasonably be expected to recognize as being applicable to the Michigan Guarantor and the transactions contemplated by the Indenture (“Generally Applicable Law”).

This opinion is intended for the benefit of Delphi Corporation on the date hereof, and only in connection with the Exchange Offer, and may not be disclosed to, quoted from or relied upon for any other purpose without my written consent; provided that Davis Polk & Wardwell LLP may rely upon this opinion as if it were addressed to them. This opinion is rendered as of the date hereof, is based upon and relies upon the current status of law and my current knowledge of facts. I assume no responsibility to advise you as to any change of law that occurs, or any fact that comes to my attention, after the date hereof, however nothing in this opinion abrogates any obligation of the Michigan Guarantor pursuant to the Indenture.

Very truly yours,

/s/ Sean P. Corcoran
Sean P. Corcoran
Delphi Corporation Deputy General Counsel

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